Exhibit 17.1

E-mail Communication Dated November 19, 2010

Dear Independent Directors:

This is to confirm that I have resigned from the Board of Directors of Chiquita Brands International, effective immediately.

The Company faces declining revenues, deteriorating profits, and a severe drop in its stock price. I have lost the confidence that we have the strategies and plans that can reverse this situation. Chiquita also lacks the capabilities to address basic operational requirements for a sound business.

The fact that Management did not want or could not respond to a request for a realistic 2011 forecast six weeks prior to the start of the new fiscal year is simply one such illustration.

I have enjoyed interacting with each of you, and have the greatest respect for your dedication to the interest of Chiquita and its stakeholders.

Durk